                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                         )
                     The AES Corporation ) File No. 70-9465
                                         )

            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935


                  On August 20, 1999, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27063, in File No. 70-9465 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending September 30, 2002. AES is separately filing a certificate in File No. 70-9779 as required by the Commission's order in Release No. 35-27363 in connection with the AES acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL").

                                   Respectfully submitted,



                                   /s/ Earle H. O'Donnell
                                   -------------------------
                                   Earle H. O'Donnell
                                   Andrew B. Young
                                   Hugh E. Hilliard

                                   Dewey Ballantine LLP
                                   1775 Pennsylvania Avenue, N.W.
                                   Washington, D.C. 20006
Dated:  November 27, 2002

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                        QUARTER ENDED SEPTEMBER 30, 2002



ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended September 30, 2002
         a) 12 months ended September 30, 2002 GAAP consolidated income statement
         b) 12 months ended September 30, 2002 pro rata consolidated income statement

2)       Balance Sheet of The AES Corporation at September 30, 2002
         a)    GAAP Basis Consolidated Balance Sheet
         b)    Pro Rata Consolidated Balance Sheet

3)       Statement of Income of CILCORP for the 12 months ended
         September 30, 2002

4)       Statement of Income of CILCO for the 12 months ended September 30, 2002

5)       Consolidated Balance Sheet of CILCORP at September 30, 2002

6)       Consolidated Balance Sheet of CILCO at September 30, 2002

THE AES CORPORATION

                              CONSOLIDATED STATEMENT OF OPERATIONS
                                 (INCLUDES CILCORP AND IPALCO)
                         FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2002
                                           GAAP BASIS
                                          (UNAUDITED)

-------------------------------------------------------------------------------------------------
                                                                               TWELVE MONTHS
                                                                                   ENDED
($ in millions)                                                                  9/30/2002
-------------------------------------------------------------------------------------------------
REVENUES:
Sales and services                                                                       $ 8,453

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                                 6,099
Selling, general and administrative expenses                                                 115
                                                                                         -------
TOTAL OPERATING COSTS AND EXPENSES                                                         6,214
                                                                                         -------
OPERATING INCOME                                                                           2,239
OTHER INCOME AND (EXPENSE):
Interest expense, net                                                                     (1,656)
Other expense                                                                               (257)
Equity in earnings of affiliates (before income tax)                                          85
Loss on sale or write-down of investments                                                   (116)
                                                                                         -------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                                             295
Income tax provision                                                                         108
Minority interest                                                                             27
                                                                                         -------
INCOME FROM CONTINUING OPERATIONS                                                            160

Loss from operations of discontinued components (net of income taxes)                       (513)
                                                                                         -------
INCOME(LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                  (353)

Cumulative effect of accounting change (net of income taxes)                                (346)
                                                                                         -------
NET INCOME (LOSS)                                                                        $  (699)
                                                                                         =======

 THE AES CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
                 FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2002
                                 PRO RATA BASIS
                                   (UNAUDITED)

--------------------------------------------------------------------------------------------------
                                                                                    TWELVE MONTHS
                                                                                        ENDED
($ in millions)                                                                       9/30/2002
--------------------------------------------------------------------------------------------------
REVENUES:
Sales and services                                                                      $   8,640

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                                  6,288
Selling, general and administrative expenses                                                  115
                                                                                        ---------
TOTAL OPERATING COSTS AND EXPENSES                                                          6,403
                                                                                        ---------
OPERATING INCOME                                                                            2,237

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                                      (1,678)
Other expense                                                                                (175)
Loss on sale or write-down of investments                                                    (116)
                                                                                        ---------
INCOME BEFORE INCOME TAXES                                                                    268

Income tax provision                                                                          108
                                                                                        ---------
INCOME FROM CONTINUING OPERATIONS                                                             160

Loss from operations of discontinued components (net of income taxes)                        (513)
                                                                                        ---------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                  (353)

Cumulative effect of accounting change (net of income taxes)                                 (346)
                                                                                        ---------
NET INCOME (LOSS)                                                                       $    (699)
                                                                                        =========

THE AES CORPORATION

                      GAAP BASIS CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)
                               SEPTEMBER 30, 2002
                           ($ in millions, unaudited)

   ASSETS

   Current Assets

    Cash and cash equivalents                            $   975
    Restricted cash                                          371
    Short-term investments                                   305
    Accounts receivable, net                               1,292
    Inventory                                                503
    Receivable from affiliates                                10
    Deferred income taxes                                    338
    Prepaid expenses and other current assets                948
    Current assets of discontinued operations                300
                                                         -------
     Total Current Assets                                  5,042

   Property, Plant and Equipment
    Land                                                     697
    Electric generation and distribution assets           21,624
    Accumulated depreciation and amortization             (4,102)
    Construction in progress                               4,747
                                                         -------
     Property, Plant and Equipment, net                   22,966

   Other Assets
    Deferred financing costs,net                             416
    Project development costs                                 68
    Investments in and advances to affiliates              1,028
    Debt service reserves and other deposits                 378
    Goodwill                                               2,040
    Long-term assets of discontinued operations            2,080
    Other assets                                           2,548
                                                         -------
     Total Other Assets                                    8,558
                                                         -------
     Total                                               $36,566
                                                         =======

   LIABILITIES & STOCKHOLDERS' EQUITY

   Current Liabilities
    Accounts payable                                                     $    1,085
    Accrued interest                                                            443
    Accrued and other liabilities                                             1,159
    Current liabilities of discontinued operations                              553
    Recourse debt--current portion                                            1,544
    Non-recourse debt--current portion                                        3,475
                                                                         ----------
     Total Current Liabilities                                                8,259

   LONG-TERM LIABILITIES
    Non-recourse debt                                                        13,952
    Recourse debt                                                             4,180
    Deferred income taxes                                                     1,650
    Long-term liabilities of discontinued operations                          1,252
    Other long-term liabilities                                               2,978
                                                                         ----------
     Total Long-Term Liabilities                                             24,012

   Minority interest                                                            904

   Company-obligated convertible mandatorily redeemable
    preferred securities of subsidiary trusts holding solely
    junior subordinated debentures of AES                                       978

   Stockholders' Equity
    Common stock                                                                  5
    Additional paid-in capital                                                5,268
    Retained earnings                                                         2,067
    Accumulated other comprehensive loss                                     (4,927)
                                                                         ----------
     Total Stockholders' Equity                                               2,413
                                                                         ----------
     Total                                                               $   36,566
                                                                         ==========

                              THE AES CORPORATION
                    PRO RATA BASIS CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)
                               SEPTEMBER 30, 2002
                           ($ in millions, unaudited)

            ASSETS

            Current Assets

             Cash and cash equivalents                     $    933
             Restricted cash                                    371
             Short-term investments                             234
             Accounts receivable, net                         1,146
             Inventory                                          484
             Deferred income taxes                               22
             Prepaid expenses and other current assets        1,112
             Current assets of discontinued operations          296
                                                           --------
              Total Current Assets                            4,598

            Property, Plant and Equipment
             Land                                               589
             Electric generation and distribution assets     21,089
             Accumulated depreciation and amortization       (3,917)
             Construction in progress                         4,557
                                                           --------
              Property, Plant and Equipment, net             22,318

            Other Assets
             Deferred financing costs,net                       393
             Project development costs                           68
             Investments in and advances to affiliates        1,009
             Debt service reserves and other deposits           366
             Goodwill                                         1,806
             Long-term assets of discontinued operations      2,066
             Other assets                                     3,942
                                                           --------
              Total Other Assets                              9,650
                                                           --------
              Total                                        $ 36,566
                                                           ========

            LIABILITIES & STOCKHOLDERS' EQUITY

            Current Liabilities
             Accounts payable                                                     $    952
             Accrued interest                                                          405
             Accrued and other liabilities                                           1,076
             Current liabilities of discontinued operations                            551
             Recourse debt--current portion                                          1,544
             Non-recourse debt--current portion                                      2,876
                                                                                  --------
              Total Current Liabilities                                              7,404

            Long-Term Liabilities

             Non-recourse debt                                                      11,928
             Recourse debt                                                           4,180
             Deferred income taxes                                                   1,613
             Long-term liabilities of discontinued operations                        1,250
             Other long-term liabilities                                             5,760
                                                                                  --------
              Total Long-Term Liabilities                                           24,731

            Minority interest                                                          101

            Company-obligated convertible mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated
             debentures of AES                                                         978

            Stockholders' Equity
             Common stock                                                                5
             Additional paid-in capital                                              5,174
             Retained earnings                                                       2,582
             Accumulated other comprehensive loss                                   (4,409)
                                                                                  --------
              Total Stockholders' Equity                                             3,352
                                                                                  --------
              Total                                                               $ 36,566
                                                                                  ========

                              CILCORP CONSOLIDATED
                                INCOME STATEMENT
                         TWELVE MONTHS ENDED 9/30/2002
                                   (UNAUDITED)


                                                                   (In Thousands)
Revenue:
 CILCO Electric                                                      $  391,668
 CILCO Gas                                                              191,899
 CILCO Other                                                            111,940
 Other Businesses                                                        54,959
                                                                   ------------
        Total                                                           750,466
                                                                   ------------

Operating expenses:
 Cost of fuel and purchased power                                       210,580
 Gas purchased for resale                                               159,120
 Other operations and maintenance                                       126,974
 Depreciation and amortization                                           75,962
 Taxes, other than income taxes                                          39,390
                                                                   ------------
        Total                                                           612,026
                                                                   ------------

Fixed charges and other:
 Interest expense                                                        66,359
 Preferred stock dividends of subsidiary                                  2,159
 Allowance for funds used during construction                              (991)
 Other                                                                    1,018
                                                                   ------------
        Total                                                            68,545
                                                                   ------------

Income from continuing operations before income taxes                    69,895
Income taxes                                                             25,265
                                                                   ------------

Income from continuing operations                                        44,630

Loss from operations of discontinued business, net of taxes                (118)
                                                                   ------------
  Net income                                                        $    44,512
                                                                   ============

                         CENTRAL ILLINOIS LIGHT COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                     TWELVE MONTHS ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)


                                                                                             (In Thousands)
Operating Revenues:
 Electric                                                                                     $   391,668
 Gas                                                                                              191,899
                                                                                              -----------
       Total Operating Revenues                                                                   583,567
                                                                                              -----------
Operating Expenses:
 Cost of Fuel                                                                                     131,233
 Cost of Gas                                                                                      112,071
 Purchased Power                                                                                   49,817
 Other Operation & Maintenance Expenses                                                           120,319
 Depreciation and Amortization                                                                     70,685
 Income Taxes                                                                                      14,797
 Other Taxes                                                                                       39,124
                                                                                              -----------
       Total Operating Expenses                                                                   538,046
                                                                                              -----------

Operating Income                                                                                   45,521

Other Income and Deductions
Cost of Equity Funds Capitalized                                                                       14
CILCO Owned Life Insurance                                                                         (1,018)
Other, Net                                                                                         13,475
                                                                                              -----------
      Total other income and (deductions)                                                          12,471
                                                                                              -----------
Interest Expenses:
 Interest on Long-Term Debt                                                                        18,268
 Cost of Borrowed Funds Capitalized                                                                  (977)
 Other                                                                                              3,930
                                                                                              -----------
      Total interest expense                                                                       21,221
                                                                                              -----------
Net (loss) Income Before Preferred Dividends                                                       36,771
                                                                                              -----------
Preferred Stock Dividends                                                                           2,159
                                                                                              -----------
Net Income Available for Common Stock                                                         $    34,612
                                                                                              ===========

                          CILCORP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                            AS OF SEPTEMBER 30, 2002
                                   (UNAUDITED)

                                                                            (In Thousands)
ASSETS
Current Assets:
 Cash and Temporary Cash Investments                                            $ 56,760
 Receivables, Less Allowance for
   Uncollectible Accounts of $2,067 and $1,800                                    58,591
 Accrued Unbilled Revenue                                                         24,587
 Fuel, at Average Cost                                                            13,896
 Materials and Supplies, at Average Cost                                          18,130
 Gas in Underground Storage, at Average Cost                                      27,128
 FAC Underrecoveries                                                               1,255
 PGA Underrecoveries                                                               2,379
 Prepayments and Other                                                            15,646
                                                                                --------
  Total Current Assets                                                           218,372
                                                                                --------
 Investments and Other Property:
 Investment in Leveraged Leases                                                  134,257
 Other Investments                                                                17,424
                                                                                --------
  Total Investments and Other Property                                           151,681
                                                                                --------
Property, Plant and Equipment:
 Utility Plant, at Original Cost
  Electric                                                                       728,738
  Gas                                                                            240,250
                                                                                --------
                                                                                 968,988
 Less-Accumulated Provision for Depreciation                                     170,534
                                                                                --------
                                                                                 798,454
 Construction Work in Progress                                                   102,288
 Other, Net of Depreciation                                                           22
                                                                                --------
  Total Property, Plant and Equipment                                            900,764
                                                                                --------
Other Assets:
 Goodwill, Net of Accumulated Amortization of $33,753                            579,211
 Other                                                                            27,578
                                                                             -----------
  Total Other Assets                                                             606,789
                                                                             -----------
  Total Assets                                                                $1,877,606
                                                                             ===========

                          CILCORP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                            AS OF SEPTEMBER 30, 2002
                                   (UNAUDITED)


                                                (In Thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Current Portion of Long-Term Debt               $    26,750
 Notes Payable                                            --
 Accounts Payable                                     60,697
 Accrued Taxes                                        23,022
 Accrued Interest                                     25,206
 Other                                                 5,191
                                                 -----------
  Total Current Liabilities                          140,866
                                                 -----------
Long-Term Debt                                       791,016
                                                 -----------
Deferred Credits and Other Liabilities:
 Deferred Income Taxes                               213,660
 Regulatory Liability of Regulated Subsidiary         34,418
 Deferred Investment Tax Credit                       13,357
 Other                                                93,632
                                                 -----------
  Total Deferred Credits and Other Liabilities       355,067
                                                 -----------
Preferred Stock of Subsidiary Without
  Mandatory Redemption                                19,120
Preferred Stock of Subsidiary With
  Mandatory Redemption                                22,000
                                                 -----------
  Total Preferred Stock of Subsidiary                 41,120
                                                 -----------
Stockholders' Equity:
 Common Stock, No Par Value; Authorized 10,000
  Outstanding 1,000                                       --
 Additional Paid-in Capital                          518,833
 Retained Earnings                                    39,100
 Accumulated Other Comprehensive Loss                 (8,396)
                                                 -----------
  Total Stockholders' Equity                         549,537
                                                 -----------
  Total Liabilities and Stockholders' Equity     $ 1,877,606
                                                 ===========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS
                            AS OF SEPTEMBER 30, 2002
                                   (UNAUDITED)


                                                                         (In Thousands)
ASSETS
Utility Plant, At Original Cost:
  Electric                                                                  $1,338,112
  Gas                                                                          464,137
                                                                             ---------
                                                                             1,802,249
  Less-Accumulated Provision for Depreciation                                1,028,012
                                                                             ---------
                                                                               774,237
Construction Work in Progress                                                  102,288
                                                                            ----------
    Total Utility Plant                                                        876,525
                                                                            ----------
Other Property and Investments:
  Cash Surrender Value of Company-owned Life
    Insurance (Net of Related Policy Loans of
    $69,523 and $65,314)                                                         3,442
  Other                                                                          1,050
                                                                            ----------
    Total Other Property and Investments                                         4,492
                                                                            ----------
Current Assets:
  Cash and Temporary Cash Investments                                           40,348
  Receivables, Less Allowance for
    Uncollectible Accounts of $2,067 and $1,800                                 57,477
  Accrued Unbilled Revenue                                                      22,291
  Fuel, at Average Cost                                                         13,896
  Materials and Supplies, at Average Cost                                       16,752
  Gas in Underground Storage, at Average Cost                                   27,128
  Prepaid Taxes                                                                  9,583
  FAC Underrecoveries                                                            1,255
  PGA Underrecoveries                                                            2,379
  Other                                                                         15,605
                                                                            ----------
    Total Current Assets                                                       206,714
                                                                            ----------
Deferred Debits:
  Unamortized Loss on Reacquired Debt                                            2,266
  Unamortized Debt Expense                                                       1,668
  Intangible Pension Asset                                                         168
  Other                                                                         10,934
                                                                            ----------
    Total Deferred Debits                                                       15,036
                                                                            ----------
    Total Assets                                                            $1,102,767
                                                                            ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS
                            AS OF SEPTEMBER 30, 2002
                                   (UNAUDITED)

                                             (In Thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stockholders' Equity:
  Common Stock, No Par Value; Authorized
    20,000,000 Shares; Outstanding
    13,563,871 Shares                          $   185,661
  Additional Paid-in Capital                        52,000
  Retained Earnings                                125,400
  Accumulated Other Comprehensive Loss                (175)
                                               -----------
    Total Common Stockholders' Equity              362,886

Preferred Stock Without Mandatory Redemption        19,120
Preferred Stock With Mandatory Redemption           22,000
Long-term Debt                                     316,017
                                               -----------
    Total Capitalization                           720,023
                                               -----------
Current Liabilities:
  Current Maturities of Long-Term Debt              26,750
  Notes Payable                                         --
  Accounts Payable                                  55,828
  Accrued Taxes                                     42,805
  Accrued Interest                                   5,177
  Other                                              5,191
                                               -----------
    Total Current Liabilities                      135,751
                                               -----------
Deferred Liabilities and Credits:
  Accumulated Deferred Income Taxes                103,396
  Regulatory Liability                              34,418
  Investment Tax Credits                            13,357
  Other                                             95,822
                                               -----------
    Total Deferred Liabilities and Credits         246,993
                                               -----------
    Total Capitalization and Liabilities       $ 1,102,767
                                               ===========

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                  (GAAP BASIS)
                                      ($MM)

     ----------------------------------------------------------------------------------------------------------
                                                            12 MOS. ENDED 9/30/01      12 MOS. ENDED 9/30/02(1)
     ----------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCO                                                 8.87%                        7.56%
     CILCO                                                                    813                          696
     AES                                                                    8,296                        8,453
     AES/CILCORP                                                            9,168                        9,203
     ----------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCORP                                               9.51%                        8.15%
     CILCORP (Including CILCO)                                                872                          750
     AES                                                                    8,296                        8,453
     AES/CILCORP                                                            9,168                        9,203
     ----------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCO                                         6.06%                        5.89%
     CILCO                                                                    428                          450
     AES                                                                    6,591                        7,119
     AES/CILCORP                                                            7,064                        7,635
     ----------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCORP                                       6.70%                        6.76%
     CILCORP (Including CILCO)                                                473                          516
     AES                                                                    6,591                        7,119
     AES/CILCORP                                                            7,064                        7,635
     ----------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCO                                               4.02%                        3.37%
     CILCO                                                                     83                           80
     AES                                                                    1,983                        2,239
     AES/CILCORP                                                            2,066                        2,377
     ----------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCORP                                             5.18%                        5.81%
     CILCORP (Including CILCO)                                                107                          138
     AES                                                                    1,983                        2,239
     AES/CILCORP                                                            2,066                        2,377
     ----------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCO                                                     7.62%                      (5.01%)
     CILCO                                                                     34                           35
     AES                                                                      434                        (744)
     AES/CILCORP                                                              446                        (699)
     ----------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCORP                                                   2.69%                      (6.44%)
     CILCORP (Including CILCO)                                                 12                           45
     AES                                                                      434                        (744)
     AES/CILCORP                                                              446                        (699)
     ----------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCO                                                     2.94%                        3.02%
     CILCO                                                                  1,070                        1,103
     AES                                                                   34,523                       34,688
     AES/CILCORP                                                           36,381                       36,566
     ----------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCORP                                                   5.11%                        5.14%
     CILCORP (Including CILCO)                                              1,858                        1,878
     AES                                                                   34,523                       34,688
     AES/CILCORP                                                           36,381                       36,566
     ----------------------------------------------------------------------------------------------------------

------------------
(1) For purposes of comparison with the prior period, the CILCORP and CILCO data for gross revenues, net operating revenues and operating income were added to AES consolidated data to arrive at AES/CILCORP amounts.

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                        (PRO RATA CONSOLIDATION BASIS)(1)
                                      ($MM)

     ---------------------------------------------------------------------------------------------------------
                                                            12 MOS. ENDED 9/30/01    12 MOS. ENDED 09/30/02(2)
     ---------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCO                                                 7.92%                       7.41%
     CILCO                                                                    813                         696
     AES                                                                    9,389                       8,640
     AES/CILCORP                                                           10,261                       9,390
     ---------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCORP                                               8.50%                       7.99%
     CILCORP (Including CILCO)                                                872                         750
     AES                                                                    9,389                       8,640
     AES/CILCORP                                                           10,261                       9,390
     ---------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCO                                         5.16%                       5.80%
     CILCO                                                                    428                         450
     AES                                                                    7,819                       7,241
     AES/CILCORP                                                            8,292                       7,757
     ---------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCORP                                       5.70%                       6.65%
     CILCORP (Including CILCO)                                                473                         516
     AES                                                                    7,819                       7,241
     AES/CILCORP                                                            8,292                       7,757
     ---------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCO                                               3.42%                       3.36%
     CILCO                                                                     83                          80
     AES                                                                    2,322                       2,237
     AES/CILCORP                                                            2,429                       2,375
     ---------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCORP                                             4.41%                       5.81%
     CILCORP (Including CILCO)                                                107                         138
     AES                                                                    2,322                       2,237
     AES/CILCORP                                                            2,429                       2,375
     ---------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCO                                                     7.62%                       6.54%
     CILCO                                                                     34                          35
     AES                                                                      434                         490
     AES/CILCORP                                                              446                         535
     ---------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCORP                                                   2.69%                       8.41%
     CILCORP (Including CILCO)                                                 12                          45
     AES                                                                      434                         490
     AES/CILCORP                                                              446                         535
     ---------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCO                                                     2.81%                       3.02%
     CILCO                                                                  1,070                       1,103
     AES                                                                   36,277                      34,688
     AES/CILCORP                                                           38,135                      36,566
     ---------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCORP                                                   4.87%                       5.14%
     CILCORP (Including CILCO)                                              1,858                       1,878
     AES                                                                   36,277                      34,688
     AES/CILCORP                                                           38,135                      36,566
     ---------------------------------------------------------------------------------------------------------

------------------------
(1) This schedule presents, on a proforma basis, the results of operations of AES excluding the following items: (1) Mark to market effect of FAS No. 133. (For the 12-month period ending September 30, 2002, the net mark to market gain from FAS No. 133 was $83 million.); (2) Loss on sale or write-down of investments. (In the second quarter of 2002, AES recorded an impairment charge of $40 million on an equity method of investment in a telecommunications company in Latin America, and a loss on the sale of an equity method investment in a telecommunications company in Latin America of approximately $14 million. In the first quarter of 2002, a subsidiary of AES sold an available-for-sale security resulting in gross proceeds of $92 million. The realized loss on the sale was $50 million. Approximately $48 million of the loss related to recognition of previously unrealized losses which had been recorded in other comprehensive income.); (3) Foreign currency transaction losses. (Foreign currency transaction losses due to devaluation in Brazilian Real and devaluation in the Argentina Peso offset by foreign transaction gains in Venezuelan Bolivar. The net foreign currency transaction loss is approximately $284 million.); (4) Discontinued operations. (The schedule excludes net loss of discontinued operations of $513 million consisting mainly of Termocandelaria, IB Valley, Power Direct, telecommunications businesses in Brazil and US, Fifoots, Eletronet, Cilcorp, NewEnergy and Medina Valley.); (5) Accounting change. (In April 2002, AES adopted Derivative Implementation Group (DIG) Issue C-15 which established specific guidelines for certain contracts to be considered normal purchases and normal sales contracts. This resulted in a cumulative effect of an accounting change increase to $127 million, net of income tax effects. On January 1, 2002, AES adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which establishes accounting and reporting standards for goodwill and other intangible assets. The adoption of SFAS No. 142 resulted in a cumulative reduction to income of $473 million, net of income tax effects.);
(6) Provision for regulatory decision in Brazil. (AES has recorded the retroactive regulatory decision by the Brazilian regulator depriving AES Sul of amounts the company believes it was entitled to receive as a reduction in revenue.) If the excluded amounts are taken into account, certain CILCO/CILCORP contributions to AES/CILCORP on a consolidated basis would be different as follows: (5.01%) CILCO to Net Income and (6.44%) CILCORP to Net Income.

(2) For purposes of comparison with the prior period, the CILCORP and CILCO data for gross revenues, net operating revenues and operating income were added to AES consolidated data to arrive at AES/CILCORP amounts.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at September 30, 2002 (excluding CILCORP and IPALCO):

                                                                       AES        AES
                                                        CAPACITY    INTEREST    EQUITY      REGULATORY
   UNIT                                     COUNTRY       (MW)         (%)       (MW)         STATUS
   ----                                     -------       ----         ---       ----         ------
   AES Deepwater                              USA          143         100        143           QF
   AES Beaver Valley                          USA          125         100        125           QF
   AES Placerita                              USA          120         100        120           QF
   AES Thames                                 USA          181         100        181           QF
   AES Shady Point                            USA          320         100        320           QF
   AES Hawaii                                 USA          180         100        180           QF
   AES Warrior Run                            USA          180         100        180           QF
   AES Somerset                               USA          675         100        675          EWG
   AES Cayuga                                 USA          306         100        306          EWG
   AES Greenidge                              USA          161         100        161          EWG
   AES Westover                               USA          126         100        126          EWG
   AES Alamitos                               USA        2,083         100      2,083          EWG
   AES Redondo Beach                          USA        1,310         100      1,310          EWG
   AES Huntington Beach                       USA          563         100        563          EWG
   AES Hemphill                               USA           14          70         10           QF
   AES Mendota                                USA           25         100         25           QF
   AES Delano                                 USA           50         100         50           QF
   AES Mountainview                           USA          126         100        126          EWG
   AES Medina Valley (sale pending)           USA           47         100         47          EWG
   AES Ironwood                               USA          705         100        705          EWG
   AES Red Oak                                USA          832         100        832          EWG
   AES Riverside*                             USA          154         100        154          EWG
                                                         -----                  -----
   DOMESTIC SUBTOTAL:                                    8,426                  8,422

*        Currently in discontinued operations status.

                                                                       AES        AES
                                                        CAPACITY    INTEREST    EQUITY      REGULATORY
   UNIT                                   COUNTRY         (MW)         (%)       (MW)         STATUS
   ----                                   -------         ----         ---       ----         ------
AES Kingston                               Canada          110          50         55           EWG
AES San Nicholas                          Argentina        650          69        449           EWG
AES Cabra Corral                          Argentina        102          98        100          FUCO
AES El Tunal                              Argentina         10          98         10          FUCO
AES Sarmiento                             Argentina         33          98         32          FUCO
AES Ullum                                 Argentina         45          98         44          FUCO
AES Quebrada                              Argentina         45         100         45          FUCO
AES Alicura                               Argentina      1,000         100      1,000          FUCO
CEMIG - Miranda                            Brazil          390           9         35          FUCO

                                       17


CEMIG - Igarapava                          Brazil          210           1          2          FUCO
CEMIG (35 plants)                          Brazil        5,068           9        456          FUCO
AES Bayano                                 Panama          236          49        116          FUCO
AES Panama                                 Panama           42          49         21          FUCO
AES Chiriqui - La Estrella                 Panama           42          49         21          FUCO
AES Chiriqui - Los Valles                  Panama           48          49         24          FUCO
AES Los Mina                              Dom. Rep.        210         100        210           EWG
AES Yarra                                 Australia        510         100        510          FUCO
AES Jeeralang                             Australia        449         100        449          FUCO
AES Mt. Stuart                            Australia        288         100        288          FUCO
AES Xiangci - Cili                          China           26          51         13          FUCO
Wuhu                                        China          250          25         63          FUCO
Chengdu Lotus City                          China           48          35         17          FUCO
AES Jiaozuo                                 China          250          70        175          FUCO
AES Hefei                                   China          115          70         81          FUCO
AES Chongqing Nanchuan                      China           50          70         35          FUCO
Yangcheng                                   China        2,100          25        525          FUCO
AES Ekibastuz                            Kazakhstan      4,000         100      4,000          FUCO
AES Ust-Kamenogorsk GES                  Kazakhstan        331         100        331          FUCO
AES Shulbinsk GES                        Kazakhstan        702         100        702          FUCO
AES Ust-Kamenogorsk TETS                 Kazakhstan      1,464         100      1,464          FUCO
AES Leninogorsk TETS                     Kazakhstan        418         100        418          FUCO
AES Sogrinsk TETS                        Kazakhstan        349         100        349          FUCO
AES Semipalatinsk TETS                   Kazakhstan        840         100        840          FUCO
AES Ust-Kamenogorsk Heat Nets            Kazakhstan        310        Managt        0          FUCO
OPGC                                        India          420          49        206          FUCO
AES Lal Pir                               Pakistan         351          90        316          FUCO
AES PakGen                                Pakistan         344          90        310          FUCO
AES Borsod                                 Hungary         171         100        171          FUCO
AES Tisza II                               Hungary         860         100        860          FUCO
AES Tiszapalkonya                          Hungary         250         100        250          FUCO
AES Elsta                                Netherlands       405          50        203          FUCO
Medway                                      U.K.           688          25        172          FUCO
AES Indian Queens                           U.K.           140         100        140           EWG
AES Kilroot                                 U.K.           520          92        479          FUCO
AES Barry                                   U.K.           230         100        230          FUCO
AES Drax                                    U.K.         4,065         100      4,065          FUCO
AES Uruguaiana                             Brazil          600         100        600          FUCO
AES Tiete (10 plants)                      Brazil        2,650          53      1,405          FUCO
AES EDC                                   Venezuela      2,265          87      1,971          FUCO
AES Merida III                             Mexico          484          55        266          FUCO
AES Mtkvari                                Georgia         600         100        600          FUCO
AES Khrami I                               Georgia         113        Managt        0          FUCO
AES Khrami II                              Georgia         110        Managt        0          FUCO
AES Ottana                                  Italy          140         100        140          FUCO
AES Mammonal                              Columbia          90          62         56          FUCO
AES Chivor                                Columbia       1,000          96        960          FUCO
AES Gener-Electrica de Santiago             Chile          379          89        337          FUCO
AES Gener-Energia Verde                     Chile           39          99         39          FUCO
AES Gener-Guacolda                          Chile          304          49        149          FUCO
AES Gener-Norgener                          Chile          277          99        274          FUCO
Itabo (pending sale)                      Dom. Rep.        587          24        141          FUCO
AES Bohemia                              Czech Rep.         50          83         42          FUCO
AES SONEL                                 Cameroon         800          51        408          FUCO
Central Dique                             Argentina         68          51         35          FUCO
AES Termoandes                            Argentina        643          99        637          FUCO
AES Parana                                Argentina        845          67        566          FUCO


                                       18


AES Kelvin                               Rep. South        600          95        570          FUCO
                                           Africa
Ebute                                      Nigeria         290          95        276          FUCO
AES Gener - Cordillera                      Chile          245          99        243          FUCO
AES Gener - Costa                           Chile          512          99        507          FUCO
AES Haripur                              Bangladesh        360         100        360          FUCO
                                                        ------                 ------
                                                        43,236                 30,864
FOREIGN SUBTOTAL:

TOTAL - September 30, 2002                              51,662                 39,286
Foreign Generation as a Percentage of Total:               84%                    79%

CILCORP Generating Plants at September 30, 2002:

                                                                       AES         AES
                                                        CAPACITY     INTEREST     EQUITY          REGULATORY
     UNIT                                   COUNTRY       (MW)         (%)         (MW)            STATUS
                                            -------       ----         ---         ----            ------
     Edwards (3 units)                        USA          740         100          740            IL PUC
     Duck Creek                               USA          366         100          366            IL PUC
     Indian Trails                            USA           10         100           10            IL PUC
     Sterling Avenue                          USA           30         100           30            IL PUC
     Hallock Power Modules                    USA           13         100           13            IL PUC
     Kickapoo Power Modules                   USA           13         100           13            IL PUC
                                                         -----                    -----
     TOTAL - September 30, 2002                          1,172                    1,172


Revenues from electric generation capacity - 12 months ended September 30, 2002 (millions of dollars):

               CILCORP                                           157                4%
               AES (excluding CILCORP)(1)                      4,231               96%
                                                         ------------       -----------
               Total                                           4,388              100%

CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP and a 290 MW decrease in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 39,576 to 39,286 MW since June 30, 2002. There has been a less than 1% increase in the total revenues earned from the capacity owned by AES and CILCORP in the 12-month period ended September 30, 2002 compared with the 12-month period ended June 30, 2002. The percentage of the total revenues derived from the generation capacity owned by CILCORP has remained the same at 4%.

-----------------------
(1) Includes revenues from electric generating capacity owned by IPALCO.

The only country in which there was a net increase in AES' MW capacity since June 30, 2002 was the United States.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
DISTRIBUTION:


Electric transmission and distribution and gas distribution assets owned as of September 30, 2002 (millions of dollars):

         CILCORP                                                      790
         Total AES (excluding CILCORP)(1)                           6,283
                                                                 --------
         Total                                                      7,073

Electric transmission and distribution and gas distribution revenues for 12 months ending September 30, 2002 (millions of dollars):

         CILCORP                                                      427
         Total AES (excluding CILCORP)(2)                           4,410
                                                                 --------
         Total                                                      4,837

CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.


The total transmission and distribution assets owned by AES and CILCORP have decreased since June 30, 2002. CILCORP's transmission and distribution assets have decreased slightly while the revenues derived from such assets have increased slightly since June 30, 2002. AES' transmission and distribution assets have decreased and the revenues derived from such assets have decreased since June 30, 2002. CILCORP's percentage of the total transmission and distribution assets has increased from 10% to 11%, and CILCORP's percentage of the total revenues from such assets has increased from 8% to 9% for the 12-month period ending September 30, 2002 compared to the 12-month period ending June 30, 2002.

ITEM (5) PER EXEMPTION ORDER:

CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the third quarter of 2002.

ITEM (6) PER EXEMPTION ORDER:

On June 19, 2002, CILCO and Ameren Corporation (jointly, "Applicants") filed a joint application with the Illinois Commerce Commission for authority to engage in a reorganization, and to enter into various agreements in connection therewith, including agreements with affiliated interests, and for such other approvals as may

----------------
(1) Includes transmission and distribution assets owned by IPALCO.
(2) Includes revenues from transmission and distribution assets owned by IPALCO.

be required under the Illinois Public Utilities Act to effectuate the reorganization. The filing was made in Docket No. 02-0428, and a copy is incorporated by reference to the certificate being filed concurrently with this certificate in File No. 70-9779. Evidentiary hearings were held in this matter on October 24 and 25, 2002, in Springfield, Illinois, before an Administrative Law Judge. The docket was marked "Heard and Taken" at the conclusion of the hearings. The Applicants filed an "Applicant's Draft Proposed Order" on November 13, 2002.

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 27th day of November, 2002 by the undersigned thereunto duly authorized.


                                                     The AES Corporation



                                            By:      /s/ ERIK LUCKAU
                                                     -------------------------
                                                     Erik Luckau
                                                     Associate General Counsel